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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                 _______________

                               (Amendment No. 10)*

                         The Estee Lauder Companies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

          Class A Common Stock,
         par value $.01 per share                          518439 10 4
      ------------------------------                     ----------------
      (Title of class of securities)                      (CUSIP number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)
                                 _______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of 10 Pages
                        Exhibit Index Appears on Page 10

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

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CUSIP No.                      518439 10 4                              13G                        Page 2 of 10
---------------------------------------------------------------------          -----------------------------------------------------
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           1             NAME OF REPORTING PERSONS:                  Ronald S. Lauder


                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         (ENTITIES ONLY):
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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (a) [_]
                                                                                                                      (b) [x]
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           3             SEC USE ONLY

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           4             CITIZENSHIP OR PLACE OF ORGANIZATION:       United States of America

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          NUMBER OF              5   SOLE VOTING POWER:                        14,991,936
            SHARES
                               -----------------------------------------------------------------------------------------------------
         BENEFICIALLY            6   SHARED VOTING POWER:                       344,240
           OWNED BY
                               -----------------------------------------------------------------------------------------------------
             EACH                7   SOLE DISPOSITIVE POWER:                    1,063,917
          REPORTING
                               -----------------------------------------------------------------------------------------------------
         PERSON WITH             8   SHARED DISPOSITIVE POWER:                 14,272,259

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           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           15,336,176** SEE ITEM 4
                         REPORTING PERSON:

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           10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                         N/A
                                                                                                                        [_]
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           11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                     10.8%
                                                                                                                ** SEE ITEM 4
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           12            TYPE OF REPORTING PERSON:                   IN
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

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. IDENTITY OF ISSUER

          (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

          (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2. IDENTITY OF PERSON FILING

          (a)  - (c)          This report is being filed by Ronald S. Lauder
                              with a business address of 767 Fifth Avenue, New
                              York, New York 10153 (the "Reporting Person"). The
                              Reporting Person is a citizen of the United States of America.

          (d)  - (e)          This report covers the Issuer's Class A Common
                              Stock, par value $.01 per share (the "Class A
                              Common Stock"). The CUSIP number of the Class A
                              Common Stock is 518439 10 4.

ITEM 3.
         Not Applicable.

ITEM 4.  OWNERSHIP

          (a) At December 31, 2005 the Reporting Person beneficially owned 15,336,176 shares of Class A Common Stock as follows: (i) 57,553 shares of Class A Common and 13,928,019 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; (iii) 40,220 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 2002 Trust; (iv) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (v) 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (vii) 150,306 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (viii) 1,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person disclaims beneficial ownership of: (i) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (ii) 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (iii) 150,306 shares of Class A Common Stock held indirectly as a director of

               The Neue Galerie New York; and (iv) 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust. The shares owned by The Jewish Renaissance Foundation and The Neue Galerie New York are not covered by the Stockholders' Agreement (as defined below).

               At December 31, 2005, the Reporting Person had a short position of 894,986 shares of Class A Common Stock. The 13,928,019 shares of Class B Common Stock held directly by the Reporting Person include shares pledged as collateral in amounts equal to the following loans: (i) 500,000 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trusts"); and (ii) 394,986 shares of Class A Common Stock borrowed from Leonard A. Lauder. All other shares of Class B Common Stock held directly by the Reporting Person are pledged to Morgan Guaranty Trust Company of New York ("Morgan") as collateral for a credit facility.

          (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 15,336,176 shares of Class A Common Stock, which would constitute 10.8% of the number of shares of Class A Common Stock outstanding.

               Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,364,755 shares of Class A Common Stock and the 13,971,421 shares of Class B Common Stock for which the Reporting Person has voting power constitute 14.3% of the aggregate voting power of the Issuer.

          (c) (i) The Reporting Person has sole voting power with respect to the 14,991,936 shares of Class A Common Stock as follows: (i) 57,553 shares of Class A Common Stock and 13,928,019 shares of Class B Common Stock held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (iii) 1,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.

          (ii) The Reporting Person shares voting power with respect to the 344,240 shares of Class A Common Stock as follows: (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estee Lauder 2002 Trust, with respect to the 40,220 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust; (ii) the Reporting Person shares voting power with respect to the 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (iii) the Reporting Person shares voting power with respect to the 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (iv) the Reporting Person shares voting power with respect to the 150,306 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York.

          (iii) The Reporting Person has sole dispositive power with respect to the 1,063,917 shares of Class A Common Stock as follows: (i) 57,553 shares of Class A Common Stock held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and
               (iii) 1,000,000 shares of Class A Common Stock subject to exercisable employee stock options.

          (iv) The Reporting Person shares dispositive power with respect to the 14,272,259 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Accumulation Trusts, with respect to the 500,000 shares of Class B Common Stock pledged to the Accumulation Trusts; (ii) the Reporting Person shares dispositive power with Leonard A. Lauder with respect to the 394,986 shares of Class B Common Stock pledged to Leonard A. Lauder; (iii) the Reporting Person shares dispositive power with Morgan with respect to the 13,033,033 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (iv) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 2002 Trust, with respect to 40,220 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust; (v) the Reporting Person shares dispositive power with respect to the 36,457 shares of Class A

               Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (vi) the Reporting Person shares dispositive power with respect to the 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (viii) the Reporting Person shares dispositive power with respect to the 150,306 shares of Class A Common Stock held indirectly as director of The Neue Galerie New York.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Richard D. Parsons, as trustee of the Accumulation Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 500,000 shares of Class B Common Stock pledged to the Accumulation Trusts. Leonard A. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 394,986 shares of Class B Common Stock pledged to Leonard A. Lauder. Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 13,033,033 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. Leonard A. Lauder, as a co-trustee and beneficiary of The Estee Lauder 2002 Trust, and Ira T. Wender, as a co-trustee of The Estee Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,220 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,457 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation. The Jewish Renaissance Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 117,257 shares of Class A Common Stock owned by The Jewish Renaissance Foundation. The Neue Galerie New York, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,306 shares of Class A Common Stock owned by The Neue Galerie New York.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10. CERTIFICATION

          Not Applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2006                       /s/ Ronald S. Lauder
                                              ----------------------------------
                                               Ronald S. Lauder

                                  EXHIBIT INDEX
                                  -------------


Exhibit A -- List of Parties to the Stockholders' Agreement

                                    EXHIBIT A
                                    ---------

                 List of Parties to the Stockholders' Agreement
                 ----------------------------------------------

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estee Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald
S. Lauder 1966 Trust and (c) as Trustee of The Estee Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary
M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estee Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor , (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estee Lauder 2002 Trust

The Rockefeller Trust Company (Delaware), as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

The Estee Lauder Companies Inc.

The Ronald S. Lauder Foundation